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PRESS RELEASE

SOURCE: TEAM Mucho, Inc.

TEAM MUCHO COMPLETES $6.75 PER SHARE TENDER OFFER

WORTHINGTON, Ohio, Jan. 4 /PRNewswire/ -- TEAM Mucho, Inc., formally known as TEAM America Corporation (Nasdaq: TMOS - news), announced the completion of its previously announced cash tender offer to purchase up to 2,172,492 of its common stock at a price of $6.75 per share. The cash tender offer expired at 12:00 p.m. Eastern Time on December 28, 2000.

A total of 1,721,850 common shares were tendered and delivered pursuant to the offer, of which the Company accepted for payment 1,721,850 common shares.

TEAM Mucho, Inc. is a business process outsourcing company with 15 years of experience providing small and medium sized businesses both conventional and Internet-driven solutions. Through TEAM America, its human resource outsourcing division, clients are relieved of their human resource administrative responsibilities and liabilities, including employee benefits, risk management, and payroll. Through Mucho, Inc., its online business center (OBC) division, clients benefit from a comprehensive offering of products, services, expert business content, and interactive tools that enable business decision-makers with the ability to simplify their everyday business operations.

TEAM Mucho's corporate offices are located at 110 E. Wilson Bridge Road, Worthington, OH 43085. Phone: 614-848-3995; FAX: 614-848-7639; Toll Free:
800-962-2758. For more information regarding TEAM America, visit www.teamamerica.com . For more information regarding Mucho, Inc., visit www.mucho.com . For more information regarding Stonehenge Opportunity Fund and Stonehenge Holdings, Inc., contact Mike Thomas at 614-217-1111. Press contact for TEAM Mucho is Matt Geiser, Rogue Media, 925-962-0174 or RogueYes@aol.com.
SOURCE: TEAM Mucho, Inc.